

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 4, 2018

Via E-mail
Brad Farrell
Chief Financial Officer
Two Harbors Investment Corp.
575 Lexington Avenue, Suite 2930
New York, NY 10022

> **Re:** **Two Harbors Investment Corp.**
> **Form 10-K**
> **Filed February 27, 2018**
> **File No. 001-34506**

Dear Mr. Farrell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities